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                                           Filed pursuant to Rule 424(b)(3)
                                           under the Securities Act of 1933
                                                 Registration No. 333-07763

          PROSPECTUS SUPPLEMENT
          (To Prospectus dated August 16, 1996)
          February 14, 1997

                           UNITED STATES FILTER CORPORATION

               This Supplement is a part of the Prospectus dated August 16, 1996 relating to 5,780,079 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                                 SELLING STOCKHOLDER

               On February 14, 1997, the Company acquired the businesses of the Surface Treatment Division (the "Division") of Tyzack Precision Plc (the "Selling Stockholder"). The Division is engaged in the business of designing and manufacturing surface cleaning and preparation equipment, spare parts and supplies.
          For the fiscal year ended July 31, 1996, the Division generated approximately $43.5 million of revenues, principally in Europe.

               The consideration for the acquisition of the Division was 574,618 shares of Common Stock (the "Shares"), subject to possible post-closing adjustment as described below. The Selling Stockholder intends to sell all of the Shares received by it, constituting approximately 0.8% of the shares of Common Stock outstanding on February 10, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

               The Company has consented to use of the Prospectus by the Selling Stockholder. The Selling Stockholder has agreed that any sales of Shares will be made only through Donaldson, Lufkin & Jenrette Securities Corporation and that the Shares will not be disposed of in any manner which is disruptive to the market for the Common Stock.

               The Company has agreed that it will pay to the Selling Stockholder in cash the aggregate amount by which the net proceeds of Shares sold on or prior to March 31, 1997 are less than pounds sterling 12,000,000 plus interest from the closing date at a rate per annum of the average of the one month London Inter Bank Offered Rate ("LIBOR"), and the Selling Stockholder has agreed to pay to the Company in cash the aggregate amount by
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          which the net proceeds of Shares sold on or prior to March 31,
          1997 exceed pounds sterling 12,000,000 plus interest from the closing date at a rate per annum of LIBOR. The net proceeds are to be determined after deduction of any agency fees and/or brokerage commissions paid or discount suffered by the Selling Stockholder and/or any expenses and costs and/or any withholding or other tax chargeable on or in respect of the proceeds of sale of the Shares (other than United Kingdom corporation tax (if any), and/or French taxe plus-value (if any) in respect of the proceeds of the sale of the Shares). The Company's obligation is secured by a letter of credit. Any Shares unsold at March 31, 1997 will be transferred to the Company.


                                     RISK FACTORS

               The text appearing under the caption "Risk Factors--Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

          SHARES ELIGIBLE FOR FUTURE SALE

               The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on January 15, 1997 by security holders of the Company, including:
          (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable upon conversion of the Notes at a conversion price of $39.50 per share of Common Stock; (iv) 2,785,277 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two shelf registration statements; and (v) 2,856,308 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). In addition, the Company has registered for sale under the Securities Act 2,879,450 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.